

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 16, 2016

Brent D. Lang
Chief Executive Officer
Vocera Communications, Inc.
525 Race Street
San Jose, CA 95126

> **Re: Vocera Communications, Inc.
> Form 10-K for Fiscal Year Ended December 31, 2015
> Filed March 16, 2016
> Form 8-K
> Filed October 27, 2016
> File No. 1-35469**

Dear Mr. Lang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K dated October 27, 2016

Exhibit 99.01

1. We note that your presentation of Adjusted EBITDA on page one omits the comparable GAAP measure. In your next earnings release please follow the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016.

2. Your presentation of a full non-GAAP income statement as a reconciliation of GAAP to non-GAAP is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. Please revise in your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Senior Staff Accountant at (202)551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications